FIRST CAPITAL INTERNATIONAL, INC.
                            5120 Woodway, Suite 9000
                              Houston, Texas 77056
                                 (713) 629-4866


                                  June 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Daniel Lee
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

RE:  FIRST CAPITAL INTERNATIONAL, INC.
     PRELIMINARY PROXY STATEMENT, AMENDMENT NO. 1 ON SCHEDULE 14A FILED JUNE 15,
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     2006; (File No. 0-26271)
     -----

Dear Mr. Lee:

On behalf of First Capital International, Inc. (the "Company"), the following responses are submitted to your comment letter dated June 19, 2006, in connection with the Preliminary Proxy Statement, Amendment No. 1 of First
Capital International, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on June 15, 2006 (the "Proxy Statement"). The following responses numerically correspond to the comments of the Commission in its letter of June 19, 2006.

1. In response to the Staff's comment, we have provided this correspondence which has been executed by an authorized person and contains the necessary representations of the Company as set forth in your letter of June 14, 2006.

2. In response to the Staff's comment, please note that we do not have an audit committee. However, we have included the disclosure for Item 306 of Regulation S-B on Page 4 of the Proxy Statement as requested by the Commission.

3. In response to the Staff's comment, we have expanded our disclosure in Proposal 3 on pages 14-15 to clarify that the reverse stock split, if approved, would include a reverse split of the outstanding shares and authorized shares of common stock.

4. In response to the Staff's comment, we have revised our disclosure on Page 16 to confirm that we have no plans, proposals or arrangements, written or otherwise, for the newly available authorized capital.

5. In response to the Staff's comment, we have expanded our disclosure in Proposal 4 in the chart on page 22 to clarify that the reverse stock split, if approved, would include a reverse split of the outstanding shares and authorized shares of common stock. (See also Response No. 3)


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The Company acknowledges the following:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                    Very truly yours,

                                    /s/  Alex Genin
                                    ---------------
                                    Alex Genin
                                    President and Chief Executive Officer